UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-7277
CUSIP Number 358034 10 6

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 4, 2004
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

Pierre Foods, Inc.

Full Name of Registrant

9990 Princeton Road

Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio 45246

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

On June 30, 2004, the shareholders of PF Management, Inc., the sole shareholder of Pierre Foods, Inc. (the “Company”), sold their shares of stock of PF Management to an affiliate of Madison Dearborn Partners, LLC (“Madison Dearborn”). In connection with the sale, the Company merged with an affiliate of Madison Dearborn, with the Company being the surviving corporation of the merger. The Company is in the process of completing the purchase accounting and push-down accounting with respect to the valuation of the assets of the Company in connection with the sale. Because this process is not yet complete, the Company is unable to timely complete and file a Quarterly Report on Form 10-Q for the quarter ended September 4, 2004 without unreasonable effort or expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mr. Joseph W. Meyers, Vice President, Finance, (513) 874-8741

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

Although we have not completed our unaudited financial statements for the periods of June 6, 2004 through June 30, 2004 (predecessor second quarter 2005) and July 1, 2004 through September 4, 2004 (successor second quarter 2005), which combined make up the second quarter 2005 ended September 4, 2004, we anticipate that our net revenues for the second quarter 2005 will be $98.9 million, an increase of 21.7% over net revenues of $81.2 million for the prior year comparable period. Notwithstanding the revenue growth we experienced in the second quarter 2005, we anticipate that our net income for the second quarter 2005 will be lower than in the second quarter of 2004 due primarily to (i) substantial increases in raw material protein prices, partially offset by price increases taken during the second quarter, (ii) the impact of a purchase accounting adjustment to inventory of $1.5 million (as a result of the acquisition by Madison Dearborn), (iii) non-recurring start-up costs of $1.8 million associated with a significant new national restaurant chain customer, (iv) $2.0 million of transaction expenses incurred by our previous shareholders in conjunction with the acquisition by Madison Dearborn, and (v) $5.3 million of fees and write-offs incurred in connection with the tender offer of our former outstanding notes and the termination of our former credit facility. The weighted average prices we paid for beef, pork, chicken and cheese in the second quarter 2005 were approximately 3.1%, 38.2%, 61.9%, and 46.1% higher, respectively, than the weighted average prices paid for these raw materials in the prior year comparable period and 7.4%, 10.7%, 1.5%, and 8.1% higher, respectively, than the weighted average prices we paid for these raw materials during the first quarter of 2005. We implemented price increases at the end of the first quarter and again at the end of the second quarter to mitigate the effect of the higher protein prices, but these price increases did not entirely offset the sharp increase in protein prices we experienced in the second quarter.

Pierre Foods, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 19, 2004	By:	/s/ Joseph W. Meyers

Joseph W. Meyers
Vice President, Finance

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